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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

 / / Form 1OK   / / Form 2O-F   / / Form 11-K   /X/ Form 10-Q   / / Form N-SAR

                 For Period Ended      August 31, 1995
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                      SEC FILE NUMBER:             0-9833


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PART I - REGISTRANT INFORMATION

Full name of Registrant:     UniHolding Corp.

Address of Principal Executive Office:    96 Spring Street, 8th Floor
                                          New York, New York 10012



PART II - RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/        (b)         The subject annual report or semi-annual report,
                       transition report on Form 10-K, Form 20-F, 11-K, or form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Company's Quarterly Report on Form 10-Q could not be filed due to a change in accounting personnel both overseas and in the US which has inadvertently delayed account preparation and consolidation. Additionally, as a first time filer on Edgar, the Company's management has determined that additional time should be taken to insure that the electronic filing procedure is followed and all necesssary exhibits and documentation are properly prepared and filed.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification
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        Melanie K. Stapp (212) 219-9496

(2) Have all other periodic reports required under Section 13 and 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). YES

(3) Is it anticipated that any significant change in results of operations from the corresponding period fro the last fiscal year will be reflected by the earning statement to be included in the subject report or portion thereof? NO

                                UNIHOLDING Corp.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  10-13-95                              By:     /s/ Melanie K. Stapp
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